================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                              --------------------

                                    FORM 11-K




[     ]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934


          For the fiscal year ended______________________

                                       OR

[  x  ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934


          For the transition period from January 1, 1997  to September 29, 1997
                                         ---------------     ------------------

                         Commission file number 33-32465
                                               ---------

              BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT
--------------------------------------------------------------------------------
                            (Full title of the plan)


                           BERGEN BRUNSWIG CORPORATION
--------------------------------------------------------------------------------
          (Name of issuer of the securities held pursuant to the plan)


4000 Metropolitan Drive, Orange, California                         92868-3510
--------------------------------------------                        ----------
(Address of principal executive offices of                          (Zip code)
 issuer of securities)




================================================================================

              BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT

================================================================================

                                      INDEX
                                      -----

                                                                        PAGE NO.
                                                                        --------

INDEPENDENT AUDITORS' REPORT                                               3

FINANCIAL STATEMENTS:

     Statements of Net Assets Available for Benefits
     at September 29, 1997 and December 31, 1996                           5

     Statements  of Changes in Net Assets  Available
     for Benefits for the Period from January 1, 1997
     to September 29, 1997 and for the Years Ended
     December 31, 1996 and 1995                                            7

     Notes to Financial Statements                                        10

SUPPLEMENTAL SCHEDULES:

     1.   Line 27a - Schedule of Assets Held for
             Investment Purposes at September 29, 1997                    16

     2.      Line 27d - Schedule of Reportable  Transactions
             for the Period from January 1, 1997
             to September 29, 1997                                        19


                         SUPPLEMENTAL SCHEDULES OMITTED
                         ------------------------------


Supplemental schedules not listed above are omitted because of the absence of conditions under which they are required.


SIGNATURE                                                                 20

INDEPENDENT AUDITORS' CONSENT - Exhibit 23                                21

INDEPENDENT AUDITORS' REPORT
================================================================================


Bergen Brunswig Pre-Tax Investment
       Retirement Account:


We have audited the accompanying statements of net assets available for benefits of Bergen Brunswig Pre-Tax Investment Retirement Account (the Plan) as of September 29, 1997 and December 31, 1996, and the related statements of changes in net assets available for benefits for the period from January 1, 1997 to September 29, 1997 and each of the two years in the period ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at September 29, 1997 and December 31, 1996, and the changes in net assets available for benefits for the period from January 1, 1997 to September 29, 1997 and the two years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information by fund is presented for the purpose of additional analysis of the basic financial statements rather than to present information regarding the net assets available for benefits and changes in net assets available for benefits of the individual funds, and is not a required part of the basic financial statements. Also, the accompanying supplemental schedules of (1) Line 27a - Schedule of Assets Held for Investment Purposes at September 29, 1997, and (2) Line 27d - Schedule of Reportable Transactions for the period from January 1, 1997 to September 29, 1997 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee

Retirement Income Security Act of 1974. This supplemental information and supplemental schedules are the responsibility of the Plan's management. Such supplemental information by fund and supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.





/s/ Deloitte & Touche LLP
-------------------------
Costa Mesa, California
March 19, 1998


                                                      BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT
                                                      -----------------------------------------------------

                                                          STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                                     AT SEPTEMBER 29, 1997

                                                                SUPPLEMENTAL INFORMATION BY FUND
                                       -----------------------------------------------------------------------------------

                                                                                    MERRILL
                                                         GEORGE                      LYNCH        MERRILL       MERRILL
                                          FIDELITY       PUTNAM       COMPANY        GLOBAL        LYNCH         LYNCH
                                          MAGELLAN        FUND         STOCK       ALLOCATION   EQUITY INDEX    CAPITAL
                                            FUND        CLASS A         FUND         FUND A       TRUST 1        FUND A
                                       -------------  ------------  ------------  ------------  ------------  ------------
ASSETS:
  Investments                            $51,755,416   $15,416,700   $27,237,361    $7,146,207   $10,709,602    $6,564,033
  Interfund transfers
    receivable                                27,433         7,607        11,513         4,661         5,065         2,866
  Contributions receivable                   136,729        43,112        64,624        29,955        42,729        26,176
  Interest and dividend
    income receivable                          8,153         2,416         4,025         1,544         1,421           987
                                       -------------- ------------  ------------  ------------  ------------  ------------
       TOTAL  ASSETS                      51,927,731    15,469,835    27,317,523     7,182,367    10,758,817     6,594,062
                                       -------------- ------------  ------------  ------------  ------------  ------------
LIABILITIES:
  Interfund transfers
    payable                                        -             -             -             -             -             -
                                       -------------- ------------  ------------  ------------  ------------  ------------
       TOTAL  LIABILITIES                          -             -             -             -             -             -
                                       -------------- ------------  ------------  ------------  ------------  ------------
NET ASSETS AVAILABLE
  FOR BENEFITS                           $51,927,731   $15,469,835   $27,317,523    $7,182,367   $10,758,817    $6,594,062
                                       ============== ============  ============  ============  ============  ============

--------------------------------------------------------------------------------------------------------------------------

                                                                   5

                                               BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT
                                               -----------------------------------------------------

                                              STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS (Continued)
                                                               AT SEPTEMBER 29, 1997
                                                          SUPPLEMENTAL INFORMATION BY FUND
                               -------------------------------------------------------------------------------------------
                                MERRILL
                                 LYNCH         MERRILL
                                CORPORATE       LYNCH       MERRILL   TEMPLETON
                                BOND FUND     RETIREMENT     LYNCH     FOREIGN        AIM
                               INVESTMENT    PRESERVATION    GROWTH     FUND      CONSTELLATION  PARTICIPANT
                                 GRADE A        TRUST        FUND A    CLASS 1       FUND A         LOANS        TOTAL
                               -----------   ------------  ----------  ---------  -------------  -----------  ------------
ASSETS:
  Investments                   $3,141,531    $60,326,647  $1,755,018   $767,411       $994,710  $10,695,970  $196,510,606
  Interfund transfers
    receivable                       1,910         38,906       1,345        692            472            -       102,470
  Contributions receivable          13,162        214,060      10,402      4,057          4,772            -       589,778
  Interest and dividend
    income receivable                  664         12,832         513        243            263            -        33,061
                               -----------   ------------  ----------  ---------  -------------  -----------  ------------
       TOTAL  ASSETS             3,157,267     60,592,445   1,767,278    772,403      1,000,217   10,695,970   197,235,915
                               -----------   ------------  ----------  ---------  -------------  -----------  ------------
LIABILITIES:
  Interfund transfers
    payable                              -              -           -          -              -      102,470       102,470
                               -----------   ------------  ----------  ---------  -------------  -----------  ------------
       TOTAL  LIABILITIES                -              -           -          -              -      102,470       102,470
                               -----------   ------------  ----------  ---------  -------------  -----------  ------------
NET ASSETS AVAILABLE
  FOR BENEFITS                  $3,157,267    $60,592,445  $1,767,278   $772,403     $1,000,217  $10,593,500  $197,133,445
                               ===========   ============  ==========  =========  =============  ===========  ============


--------------------------------------------------------------------------------------------------------------------------
                                                                  5a

                                            BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT
                                            -----------------------------------------------------

                                                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                            AT DECEMBER 31, 1996

                                                     SUPPLEMENTAL INFORMATION BY FUND
                                  -----------------------------------------------------------------------

                                                                               MERRILL
                                                   GEORGE                       LYNCH          MERRILL
                                    FIDELITY       PUTNAM        COMPANY        GLOBAL          LYNCH
                                    MAGELLAN        FUND          STOCK        ALLOCATION    EQUITY INDEX
                                      FUND         CLASS A        FUND           FUND A        TRUST 1
                                  ------------   -----------   ------------   ------------   ------------
ASSETS:
  Investments                      $43,174,752   $13,229,541    $14,822,027     $6,043,308     $5,117,690
  Interfund transfers
    receivable                          17,373         4,847          6,448          2,106          5,162
  Contributions receivable             131,108        39,621         50,254         33,941         45,489
  Interest and dividend
    income receivable                    5,368         1,592          2,104            771          2,635
                                  ------------   -----------   ------------   ------------   ------------
       TOTAL  ASSETS                43,328,601    13,275,601     14,880,833      6,080,126      5,170,976
                                  ------------   -----------   ------------   ------------   ------------
LIABILITIES:
  Interfund transfers
    payable                                  -             -              -              -              -
                                  ------------   -----------   ------------   ------------   ------------
       TOTAL  LIABILITIES                    -             -              -              -              -
                                  ------------   -----------   ------------   ------------   ------------
NET ASSETS AVAILABLE
  FOR BENEFITS                     $43,328,601   $13,275,601    $14,880,833     $6,080,126     $5,170,976
                                  ============   ===========   ============   ============   ============


---------------------------------------------------------------------------------------------------------
                                                         6


                                        BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT
                                        -----------------------------------------------------

                                      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS (Continued)
                                                        AT DECEMBER 31, 1996

                                                   SUPPLEMENTAL INFORMATION BY FUND
                                  -----------------------------------------------------------------------
                                                  MERRILL
                                                   LYNCH        MERRILL
                                    MERRILL      CORPORATE       LYNCH
                                     LYNCH       BOND FUND     RETIREMENT
                                    CAPITAL      INVESTMENT   PRESERVATION   PARTICIPANT
                                     FUND A       GRADE A        TRUST          LOANS           TOTAL
                                  -----------   -----------   ------------   ------------   -------------
ASSETS:                            $5,456,072    $3,419,808    $60,331,108     $8,749,423    $160,343,729
  Investments
  Interfund transfers                   1,810         1,199         15,565              -          54,510
    receivable                         25,942        15,875        139,263              -         481,493
  Contributions receivable
  Interest and dividend                   624           398         60,252              -          73,744
    income receivable             -----------   -----------   ------------   ------------   -------------
                                    5,484,448     3,437,280     60,546,188      8,749,423     160,953,476
       TOTAL  ASSETS              -----------   -----------   ------------   ------------   -------------

LIABILITIES:
  Interfund transfers                       -             -              -         54,510          54,510
    payable                       -----------   -----------   ------------   ------------   -------------
                                            -             -              -         54,510          54,510
       TOTAL  LIABILITIES         -----------   -----------   ------------   ------------   -------------

NET ASSETS AVAILABLE               $5,484,448    $3,437,280    $60,546,188     $8,694,913    $160,898,966
  FOR BENEFITS                    ===========   ===========   ============   ============   =============


---------------------------------------------------------------------------------------------------------
                                                          6a


                                                                BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT
                                                                -----------------------------------------------------

                                                              STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                              FOR THE PERIOD FROM JANUARY 1, 1997 TO SEPTEMBER 29, 1997
                                                                          SUPPLEMENTAL INFORMATION BY FUND
                                             -------------------------------------------------------------------------------------

                                                                                           MERRILL
                                                               GEORGE                       LYNCH         MERRILL         MERRILL
                                               FIDELITY        PUTNAM         COMPANY       GLOBAL         LYNCH          LYNCH
                                               MAGELLAN         FUND           STOCK      ALLOCATION    EQUITY INDEX     CAPITAL
                                                 FUND          CLASS A         FUND         FUND A        TRUST 1         FUND A
                                             ------------   ------------   ------------   -----------   ------------   -----------
ADDITIONS:
 Contributions:
    Participants                              $ 2,403,471   $    812,270   $    898,476   $   599,412   $    883,756   $   490,868
    Employer                                      717,663        227,103        301,793       156,808        174,489       131,852
 Transfers of participant balances              4,053,832      1,265,751      5,956,323     1,379,506      4,197,647       737,233
 Interest income                                  169,243         49,113         66,865        27,571         24,202        20,146
 Dividend income                                1,200,049        357,941        225,375       158,442              -       290,077
 Participant loans                                      -              -              -             -              -             -
 Participant loan repayments                      736,560        215,274        274,385       121,035        110,656        89,336
 Net increase in fair value
    of investments                             10,294,052      2,161,656     11,744,945       718,615      2,067,365       808,048
                                             ------------   ------------   ------------   -----------   ------------   -----------
       TOTAL  ADDITIONS                        19,574,870      5,089,108     19,468,162     3,161,389      7,458,115     2,567,560
                                             ------------   ------------   ------------   -----------   ------------   -----------
DEDUCTIONS:
 Withdrawals                                    2,227,203        752,597        785,255       211,352        445,418       175,466
 Transfer of participant
  balances                                      7,373,801      1,843,298      6,246,217     1,622,787      1,219,808     1,147,438
 Administrative expenses                                -              -              -             -              -             -
 Participant loans                              1,374,736        298,979              -       225,009        205,048       135,042
 Participant loan repayments                            -              -              -             -              -             -
                                             ------------   ------------   ------------   -----------   ------------   -----------

       TOTAL  DEDUCTIONS                       10,975,740      2,894,874      7,031,472     2,059,148      1,870,274     1,457,946
                                             ------------   ------------   ------------   -----------   ------------   -----------
NET INCREASE (DECREASE)                         8,599,130      2,194,234     12,436,690     1,102,241      5,587,841     1,109,614
NET ASSETS AVAILABLE FOR
 BENEFITS AT BEGINNING OF PERIOD               43,328,601     13,275,601     14,880,833     6,080,126      5,170,976     5,484,448
                                             ------------   ------------   ------------   -----------   ------------   -----------
NET ASSETS AVAILABLE FOR
 BENEFITS AT END OF PERIOD                    $51,927,731   $ 15,469,835   $ 27,317,523   $ 7,182,367   $ 10,758,817   $ 6,594,062
                                             ============   ============   ============   ===========   ============   ===========

----------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to financial statements.

                                                                       7



                                                        BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT
                                                        -----------------------------------------------------

                                                 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS (Continued)
                                                      FOR THE PERIOD FROM JANUARY 1, 1997 TO SEPTEMBER 29, 1997

                                                                  SUPPLEMENTAL INFORMATION BY FUND
                                    -----------------------------------------------------------------------------------------------
                                      MERRILL
                                       LYNCH       MERRILL
                                     CORPORATE      LYNCH        MERRILL    TEMPLETON
                                     BOND FUND    RETIREMENT      LYNCH      FOREIGN         AIM
                                     INVESTMENT  PRESERVATION     GROWTH       FUND      CONSTELLATION  PARTICIPANT
                                       GRADE A      TRUST         FUND A     CLASS 1        FUND A         LOANS          TOTAL
                                    -----------  ------------  -----------  -----------  -------------  ------------  -------------
ADDITIONS:
 Contributions:
    Participants                    $   272,687  $  2,645,938  $    58,857  $    33,699     $   26,711  $          -   $ 9,126,145
    Employer                             70,346     1,114,009       12,095        6,535          6,669             -     2,919,362
 Transfers of participant balances      225,524     9,077,582    1,911,218    2,025,376      1,313,297             -    32,143,289
 Interest income                         12,886     2,828,542        2,413        1,981          1,279             -     3,204,241
 Dividend income                        147,014             -        6,637            -              -             -     2,385,535
 Participant loans                            -             -            -            -              -     4,379,997     4,379,997
 Participant loan repayments             50,784     1,020,405        7,679        6,334          4,102             -     2,636,550
 Net increase in fair value
    of investments                       21,386             -      201,570       41,011         67,107             -    28,125,755
                                    -----------  ------------  -----------  -----------  -------------  ------------  ------------
       TOTAL  ADDITIONS                 800,627    16,686,476    2,200,469    2,114,936      1,419,165     4,379,997    84,920,874
                                    -----------  ------------  -----------  -----------  -------------  ------------  ------------
DEDUCTIONS:
 Withdrawals                             80,235     4,941,044            -            -              -      (155,140)    9,463,430
 Transfer of participant
  balances                              896,612     9,629,338      422,323    1,334,877        406,790             -    32,143,289
 Administrative expenses                      -        63,129            -            -              -             -        63,129
 Participant loans                      103,793     2,006,708       10,868        7,656         12,158             -     4,379,997
 Participant loan repayments                  -             -            -            -              -     2,636,550     2,636,550
                                    -----------  ------------  -----------  -----------  -------------  ------------  ------------

       TOTAL  DEDUCTIONS              1,080,640    16,640,219      433,191    1,342,533        418,948     2,481,410    48,686,395
                                    -----------  ------------  -----------  -----------  -------------  ------------  ------------
NET INCREASE (DECREASE)                (280,013)       46,257    1,767,278      772,403      1,000,217     1,898,587    36,234,479
NET ASSETS AVAILABLE FOR
 BENEFITS AT BEGINNING OF PERIOD      3,437,280    60,546,188            -            -              -     8,694,913   160,898,966
                                    -----------  ------------  -----------  -----------  -------------  ------------  ------------
NET ASSETS AVAILABLE FOR
 BENEFITS AT END OF PERIOD          $ 3,157,267  $ 60,592,445  $ 1,767,278  $   772,403     $1,000,217  $ 10,593,500  $197,133,445
                                    ===========  ============  ===========  ===========  =============  ============  ============


----------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to financial statements.

                                                                       7a


                                                     BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT
                                                     -----------------------------------------------------

                                                   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                               FOR THE YEAR ENDED DECEMBER 31, 1996

                                                                 SUPPLEMENTAL INFORMATION BY FUND
                                            ---------------------------------------------------------------------------

                                                                                                MERRILL
                                             BERGEN                    GEORGE                    LYNCH       MERRILL
                                            BRUNSWIG     FIDELITY      PUTNAM       COMPANY      GLOBAL       LYNCH
                                             FIXED       MAGELLAN       FUND         STOCK     ALLOCATION  EQUITY INDEX
                                              FUND         FUND        CLASS A        FUND       FUND A       TRUST
                                           -----------  -----------  -----------  -----------  ----------  -----------
ADDITIONS:
 Contributions:
    Participants                           $         -  $ 2,981,565  $   769,417  $   851,204  $  455,569   $  400,665
    Employer                                         -    1,037,309      273,198      323,827     155,515      155,765
    Other rollovers                                  -      134,883       46,839       22,039      81,063       38,301
 Transfer from Colonial 401(k) plan                  -    1,868,799      799,475      256,439     957,657    1,499,564
 Transfer from B&C defined benefit plan              -       15,768       11,518        7,077       1,825        9,019
 Transfers of participant balances               1,457    5,899,635    1,399,885    3,411,886   1,922,961    2,967,327
 Interest income                               393,019      216,649       58,688       68,688      25,064       18,757
 Dividend income                                     -    6,599,683    1,153,937      223,110     555,562       17,408
 Participant loans                                   -            -            -            -           -            -
 Participant loan repayments                         -      913,501      215,275      274,835      96,057       83,862
 Net increase in fair value
    of investments                                   -            -      637,622    1,774,607     134,572      785,839
                                           -----------  -----------  -----------  -----------  ----------  -----------
       TOTAL  ADDITIONS                        394,476   19,667,792    5,365,854    7,213,712   4,385,845    5,976,507
                                           -----------  -----------  -----------  -----------  ----------  -----------
DEDUCTIONS:
 Withdrawals                                   465,940    2,830,677      504,719      708,887     234,993      568,443
 Transfer of participant
  balances                                  26,359,126    7,951,574    1,025,695    2,927,807     794,196    1,257,857
 Administrative expenses                             -            -            -            -           -            -
 Participant loans                             141,987    1,491,949      354,666            -     115,035      119,048
 Participant loan repayments                         -            -            -            -           -            -
 Net decrease in fair value
    of investments                                   -    1,930,769            -            -           -            -
                                           -----------  -----------  -----------  -----------  ----------  -----------
       TOTAL  DEDUCTIONS                    26,967,053   14,204,969    1,885,080    3,636,694   1,144,224    1,945,348
                                           -----------  -----------  -----------  -----------  ----------  -----------
NET INCREASE (DECREASE)                    (26,572,577)   5,462,823    3,480,774    3,577,018   3,241,621    4,031,159
NET ASSETS AVAILABLE FOR
 BENEFITS AT BEGINNING OF YEAR              26,572,577   37,865,778    9,794,827   11,303,815   2,838,505    1,139,817
                                           -----------  -----------  -----------  -----------  ----------  -----------
NET ASSETS AVAILABLE FOR
 BENEFITS AT END OF YEAR                   $         -  $43,328,601  $13,275,601  $14,880,833  $6,080,126   $5,170,976
                                           ===========  ===========  ===========  ===========  ==========  ===========


----------------------------------------------------------------------------------------------------------------------

See accompanying notes to financial statements.


                                                          8


                                                  BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT
                                                  -----------------------------------------------------

                                           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS (Continued)
                                                            FOR THE YEAR ENDED DECEMBER 31, 1996

                                                              SUPPLEMENTAL INFORMATION BY FUND
                                                 ---------------------------------------------------------------------
                                                                MERRILL
                                                                 LYNCH         MERRILL
                                                   MERRILL     CORPORATE        LYNCH
                                                    LYNCH      BOND FUND      RETIREMENT
                                                   CAPITAL     INVESTMENT    PRESERVATION   PARTICIPANT
                                                    FUND A      GRADE A         TRUST          LOANS         TOTAL
                                                 -----------   -----------   ------------   -----------   ------------
ADDITIONS:
 Contributions:
    Participants                                 $   458,509    $  266,181    $ 3,477,456   $         -   $  9,660,566
    Employer                                         158,287        95,748      1,339,991             -      3,539,640
    Other rollovers                                   48,420        58,874        108,028             -        538,447
 Transfer from Colonial 401(k) plan                1,523,486     1,041,104      2,392,322             -     10,338,846
 Transfer from B&C defined benefit plan               17,505             -        164,049             -        226,761
 Transfers of participant balances                 1,091,739       925,515     34,371,294             -     51,991,699
 Interest income                                      22,376        16,063      3,540,190             -      4,359,494
 Dividend income                                     542,611       194,406              -             -      9,286,717
 Participant loans                                         -             -              -     4,488,333      4,488,333
 Participant loan repayments                          95,838        67,119      1,314,503             -      3,060,990
 Net increase in fair value
    of investments                                    97,213             -              -             -      3,429,853
                                                 -----------   -----------   ------------   -----------   ------------
       TOTAL  ADDITIONS                            4,055,984     2,665,010     46,707,833     4,488,333    100,921,346
                                                 -----------   -----------   ------------   -----------   ------------
DEDUCTIONS:
 Withdrawals                                         277,604        99,731      6,471,155       793,776     12,955,925
 Transfer of participant
  balances                                           815,812       536,867     10,322,765             -     51,991,699
 Administrative expenses                                   -             -         93,427             -         93,427
 Participant loans                                   126,440       119,840      2,019,368             -      4,488,333
 Participant loan repayments                               -             -              -     3,060,990      3,060,990
 Net decrease in fair value
    of investments                                         -        47,334              -             -      1,978,103
                                                 -----------   -----------   ------------   -----------   ------------
       TOTAL  DEDUCTIONS                           1,219,856       803,772     18,906,715     3,854,766     74,568,477
                                                 -----------   -----------   ------------   -----------   ------------
NET INCREASE (DECREASE)                            2,836,128     1,861,238     27,801,118       633,567     26,352,869
NET ASSETS AVAILABLE FOR
 BENEFITS AT BEGINNING OF YEAR                     2,648,320     1,576,042     32,745,070     8,061,346    134,546,097
                                                 -----------   -----------   ------------   -----------   ------------
NET ASSETS AVAILABLE FOR
 BENEFITS AT END OF YEAR                          $5,484,448    $3,437,280    $60,546,188   $ 8,694,913   $160,898,966
                                                 ===========   ===========   ============   ===========   ============

----------------------------------------------------------------------------------------------------------------------

See accompanying notes to financial statements.


                                                              8a

                                                       BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT
                                                       -----------------------------------------------------

                                                     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                                FOR THE YEAR ENDED DECEMBER 31, 1995

                                                                  SUPPLEMENTAL INFORMATION BY FUND
                                           ----------------------------------------------------------------------------

                                                                                               MERRILL
                                             BERGEN                    GEORGE                   LYNCH        MERRILL
                                            BRUNSWIG     FIDELITY      PUTNAM      COMPANY      GLOBAL        LYNCH
                                              FIXED      MAGELLAN       FUND        STOCK     ALLOCATION   EQUITY INDEX
                                              FUND         FUND        CLASS A      FUND        FUND A       TRUST 1
                                           -----------  -----------  ----------  -----------  -----------  ------------
ADDITIONS:
 Contributions:
    Participants                           $         -  $ 2,608,218  $  660,003  $   839,362   $  333,183  $    99,559
    Employer                                         -      947,231     246,656      323,317      111,970       39,450
    Other rollovers                                  -      202,893      26,294       28,582       15,830       41,475
 Rollover from HDI defined benefit plan              -       44,930      17,935       21,062       51,845        1,003
 Rollover from Southeastern 401(k) plan              -      326,315      66,313       56,910      178,548       75,036
 Transfer from B&C 401(k) plan                       -      755,994     177,226      120,425      135,899      120,877
 Transfers of participant balances              24,647    5,102,253     521,460    1,379,463      714,975      590,567
 Interest income                             1,918,083      160,091      38,465       56,790       17,361        5,932
 Dividend income                                     -    2,106,723     686,936      217,848      208,391            -
 Participant loans                                   -            -           -            -            -            -
 Participant loan repayments                         -      724,129     169,596      249,273       78,774       28,061
 Net increase in fair value
  of investments                                     -    7,560,679   1,513,535    2,360,915      215,163      137,990
                                           -----------  -----------  ----------  -----------  -----------  -----------
       TOTAL  ADDITIONS                      1,942,730   20,539,456   4,124,419    5,653,947    2,061,939    1,139,950
                                           -----------  -----------  ----------  -----------  -----------  -----------
DEDUCTIONS:
 Withdrawals                                 3,155,792    2,186,643     845,117      693,330      144,713        8,041
 Transfer of participant
  balances                                   1,298,175    5,988,877     847,721    2,972,270      519,921      142,733
 Administrative expenses                             -            -           -            -            -            -
 Participant loans                             966,648    1,254,376     317,679            -       75,540       30,998
 Participant loan repayments                         -            -           -            -            -            -
                                           -----------  -----------  ----------  -----------  -----------  -----------
       TOTAL  DEDUCTIONS                     5,420,615    9,429,896   2,010,517    3,665,600      740,174      181,772
                                           -----------  -----------  ----------  -----------  -----------  -----------
NET INCREASE (DECREASE)                     (3,477,885)  11,109,560   2,113,902    1,988,347    1,321,765      958,178
NET ASSETS AVAILABLE FOR
 BENEFITS AT BEGINNING OF YEAR              30,050,462   26,756,218   7,680,925    9,315,468    1,516,740      181,639
                                           -----------  -----------  ----------  -----------  -----------  -----------
NET ASSETS AVAILABLE FOR
 BENEFITS AT END OF YEAR                   $26,572,577  $37,865,778  $9,794,827  $11,303,815   $2,838,505  $ 1,139,817
                                           ===========  ===========  ==========  ===========  ===========  ===========


----------------------------------------------------------------------------------------------------------------------

See accompanying notes to financial statements.

                                                                   9


                                                       BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT
                                                       -----------------------------------------------------
                                                 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS (Continued)
                                                                FOR THE YEAR ENDED DECEMBER 31, 1995
                                                                   SUPPLEMENTAL INFORMATION BY FUND
                                                 ---------------------------------------------------------------------
                                                                MERRILL
                                                                 LYNCH         MERRILL
                                                   MERRILL     CORPORATE        LYNCH
                                                    LYNCH      BOND FUND      RETIREMENT
                                                   CAPITAL     INVESTMENT    PRESERVATION   PARTICIPANT
                                                    FUND A      GRADE A         TRUST          LOANS         TOTAL
                                                 -----------   -----------   ------------   -----------   ------------
ADDITIONS:
 Contributions:
    Participants                                 $   277,817   $   200,288   $  3,605,178   $         -   $  8,623,608
    Employer                                          98,998        72,159      1,380,536             -      3,220,317
    Other rollovers                                   17,779        41,573        186,142             -        560,568
 Rollover from HDI defined benefit plan               28,347             -         31,494             -        196,616
 Rollover from Southeastern 401(k) plan              121,923       102,548        244,351             -      1,171,944
 Transfer from B&C 401(k) plan                       260,541       143,665        584,265       463,864      2,762,756
 Transfers of participant balances                   758,495       323,529      7,617,901             -     17,033,290
 Interest income                                      11,317        10,615      1,994,091             -      4,212,745
 Dividend income                                     216,207        68,937              -             -      3,505,042
 Participant loans                                         -             -              -     4,139,590      4,139,590
 Participant loan repayments                          46,600        53,662      1,180,473             -      2,530,568
 Net increase in fair value
  of investments                                     203,188       106,611              -             -     12,098,081
                                                 -----------   -----------   ------------   -----------   ------------
       TOTAL  ADDITIONS                            2,041,212     1,123,587     16,824,431     4,603,454     60,055,125
                                                 -----------   -----------   ------------   -----------   ------------
DEDUCTIONS:
 Withdrawals                                         136,400        76,992      2,924,148       834,601     11,005,777
 Transfer of participant
  balances                                           142,566       226,870      4,894,157             -     17,033,290
 Administrative expenses                                   -             -        119,547             -        119,547
 Participant loans                                    51,475        55,258      1,387,616             -      4,139,590
 Participant loan repayments                               -             -              -     2,530,568      2,530,568
                                                 -----------   -----------   ------------   -----------   ------------
       TOTAL  DEDUCTIONS                             330,441       359,120      9,325,468     3,365,169     34,828,772
                                                 -----------   -----------   ------------   -----------   ------------
NET INCREASE (DECREASE)                            1,710,771       764,467      7,498,963     1,238,285     25,226,353
NET ASSETS AVAILABLE FOR
 BENEFITS AT BEGINNING OF YEAR                       937,549       811,575     25,246,107     6,823,061    109,319,744
                                                 -----------   -----------   ------------   -----------   ------------
NET ASSETS AVAILABLE FOR
 BENEFITS AT END OF YEAR                         $ 2,648,320   $ 1,576,042   $ 32,745,070   $ 8,061,346   $134,546,097
                                                 ===========   ===========   ============   ===========   ============

----------------------------------------------------------------------------------------------------------------------

See accompanying notes to financial statements.


                                                                          9a

              BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT
              =====================================================

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

                       FOR THE PERIOD FROM JANUARY 1, 1997
                       -----------------------------------
                          TO SEPTEMBER 29, 1997 AND THE
                          -----------------------------
                     YEARS ENDED DECEMBER 31, 1996 AND 1995
                     --------------------------------------


1.       PLAN DESCRIPTION AND SIGNIFICANT ACCOUNTING POLICIES

         The following brief description of the Bergen Brunswig Pre-Tax Investment Retirement Account ("Plan") is provided for general information purposes only. Participants should refer to the Plan Agreement for more complete information.

         A.       General
                  -------

                  The Plan was established effective September 1, 1984. The Plan is a deferred compensation and profit sharing plan covering substantially all employees of Bergen Brunswig Corporation and its subsidiaries ("Employer") who have completed more than 30 days of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The accounting records of the Plan are maintained on the accrual basis.

         B.       Funding Policy
                  --------------

                  Participants are entitled to defer 2% to 15% of their pre-tax compensation through contributions to the Plan up to a maximum of $9,500 in calendar 1997. Participants are not allowed to make any other contributions to the Plan except for rollover contributions from other retirement plans. The Employer contributes $.50 for each $1.00 contributed by the participant, up to the participant's investment of 6% of the participant's salary. The Employer may also make an additional contribution to the Plan at the Employer's discretion. Expenses of the Plan, up to the amount of forfeitures of Employer contributions determined at the last Plan valuation date, are paid by the Plan. Expenses of the Plan in excess of Employer contribution forfeitures are paid directly by the Employer. For the period from January 1, 1997 to September 29, 1997 and the years ended December 31, 1996 and 1995, expenses of $63,129, $93,427 and $119,547, respectively, were paid by forfeitures of Employer contributions.

         C.       Investments
                  -----------

                  Upon joining the Plan, participants can elect to invest their accounts in the following options:

                     1.   Fidelity Magellan Fund (primarily equity securities);

                     2. George Putnam Fund Class A (primarily debt and equity securities);

                     3. Company Stock Fund (Bergen Brunswig Corporation Class A Common Stock);

                     4. Merrill Lynch Global Allocation Fund A (primarily United States and foreign equity, debt and money market securities);

                     5. Merrill Lynch Equity Index Trust 1 (primarily equity securities included in the Standard & Poors 500 Index);

                     6. Merrill Lynch Capital Fund A (primarily equity, debt, convertible and money market securities);

                     7. Merrill Lynch Corporate Bond Fund Investment Grade A (primarily high-grade, taxable, fixed income securities);

                     8. Merrill Lynch Retirement Preservation Trust (primarily broadly diversified Guaranteed Investment Contracts, U.S. Government and U.S. Government agency and money market securities);

                     9. Merrill Lynch Growth Fund A (primarily United States and foreign equity securities);

                    10. Templeton Foreign Fund Class I (primarily foreign debt and equity securities); and

                    11. AIM Constellation Fund A (primarily securities of small- and medium-sized companies).

                  Participants have direct, daily access to investment and account information (including change of investment direction, fund transfers and deferral percentage) through The Merrill Lynch Participant Service Center.

                  The Fidelity Magellan Fund, the George Putnam Fund Class A, the Company Stock Fund, the Merrill Lynch Global Allocation Fund A, the Merrill Lynch Equity Index Trust 1, the Merrill Lynch Capital Fund A, the Merrill Lynch Corporate Bond Fund Investment Grade A, the Merrill Lynch Growth Fund A, the Templeton Foreign Fund Class 1 and the AIM Constellation Fund A are stated at fair value as determined by quoted market prices. The Merrill Lynch Retirement Preservation Trust is stated at cost, which approximates fair value. Investment transactions are recorded on a trade-date basis.

                  Participants may borrow against a maximum of 50% of their interests in the Plan up to $50,000, except that participants may not borrow against their interest in the Company Stock Fund. Participants are entitled to hold two loans simultaneously: a short-term loan (1 to 5 years) and a long-term loan (5 to 15 years). The long-term loan applies only to the purchase of a participant's primary residence. Such loans are shown as separate investments of the Plan, with interest rates ranging from 6.00% to 12.00%, and are stated at cost, which approximates fair value.

                  The number of participants in each fund was as follows:

                                                      September 29,   December 31,
                                                          1997            1996
                                                      -------------   ------------
                  Fidelity Magellan Fund                   2,526         2,468
                  George Putnam Fund Class A               1,258         1,158
                  Company Stock Fund                       1,870         1,682
                  Merrill Lynch Global
                      Allocation Fund A                      836           746
                  Merrill Lynch Equity Index Trust 1        780            561
                  Merrill Lynch Capital Fund A              789            716
                  Merrill Lynch Corporate
                      Bond Fund Investment Grade A           561           532
                  Merrill Lynch Retirement
                      Preservation Trust                   4,452         2,964
                  Merrill Lynch Growth Fund A                176             -
                  Templeton Foreign Fund Class 1             100             -
                  AIM Constellation Fund A                   118             -
                  Participant Loans                        1,585         1,520


                  The total number of participants in the Plan was less than the sum of the number of participants shown above because many were participating in more than one fund.

         D.       Benefit Distribution
                  --------------------

                  A participant's account shall be distributed in a lump sum upon retirement, less any loans outstanding. Account withdrawals are permitted by participants who have attained age 59-1/2 or who suffer certain financial hardships and meet criteria established by the Internal Revenue Service. All participants not eligible for normal retirement vest in Employer contributions at 20% for each continuous plan year of participation. Participants who retire or terminate employment prior to retirement may elect to receive the vested portion of their accounts in a lump sum distribution or leave the vested portion of their accounts in the Plan if such accounts aggregate $3,500 or more. Participants are 100% vested in their own contributions at all times.

         E.       Death and Disability Benefits
                  -----------------------------

                  Upon the death of a participant, the beneficiary receives, in a lump sum, the vested amount in the account. Participants who become disabled will receive distributions in accordance with normal retirement benefits.

         F.       Plan Termination
                  ----------------

                  The  Employer  has the right at any time to  declare  the Plan
                  terminated   completely  or  as  to  any  of  the   Employer's
                  divisions, facilities or operational units.

                  In the event that the Plan terminates, the accounts of all participants will become fully vested.

         G.       Other
                  -----

                  Cerrtain   reclassifications  have  been  made in the 1996 and
                  1995  financial  statements  and   notes  to  conform  to 1997
                  presentations.


2.       INCOME TAX STATUS

         The Plan is qualified under Section 401 of the Internal Revenue Code as exempt from Federal income taxes. Accordingly, Employer contributions and earnings realized by the Plan are not taxed to the participant until a distribution from the Plan is received. In addition, any shares of the Company Stock Fund distributed to a participant upon termination are taxed to the participant at the lower of cost or market measured as of the distribution date. The Plan obtained its latest determination letter on February 10, 1997, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.


3.       CHANGE IN PLAN FISCAL YEAR

         Effective in September 1997, the Plan changed its fiscal year from a twelve-month period ending December 31 to a twelve-month period ending September 29. The Statements of Changes in Net Assets Available for Plan Benefits are presented for the period from January 1, 1997 to September 29, 1997 and the twelve-month periods ended December 31, 1996 and 1995.


4.       CHANGE IN INVESTMENT OPTIONS

         On June 1, 1997,  the  following  investment  options were added to the
         Plan:

            1. Merrill Lynch Growth Fund A (primarily United States and foreign equity securities);

            2. Templeton Foreign Fund Class I (primarily foreign debt and equity securities); and

            3. AIM Constellation Fund A (primarily securities of small- and medium-sized companies).

         No new Guaranteed Investment Contracts ("GICs") were added to the Bergen Brunswig Fixed Fund, formerly the Guaranteed Income Fund, during 1995, 1996 and 1997. The surrender of GICs with Life Insurance Company of the Southwest, Shearson/Integrity, Integrity Life and Hartford Life Insurance Company contributed to a decrease in the combined guaranteed interest rate from 6.93% to 6.81% per annum in 1995.


5.       OTHER

         Effective July 1, 1997, the Plan was amended to allow employees of the Employer to join the Plan after they have completed 30 days of service, and to entitle participants to defer 2% to 15% of their compensation through contributions to the Plan.

         On March 31, 1996,  remaining  account  balances in the Bergen Brunswig
         Fixed  Fund  were   transferred   into  the  Merrill  Lynch  Retirement
         Preservation Trust.

         During February 1996, the GIC with Life of Virginia in the Bergen Brunswig Fixed Fund was surrendered at contract value.

         On January 10, 1995, the Employer acquired all of the outstanding shares of stock of Biddle & Crowther ("B&C"). Employees of B&C became eligible to participate in the Plan during January 1995. Rollovers to the Plan from B&C's 401(k) Plan and defined benefit plan were made in December 1995 and June 1996, respectively.

         On August 2, 1995, the Employer acquired Colonial Healthcare Supply Co. ("Colonial"). Employees of Colonial became eligible to participate in the Plan on January 1, 1996. Rollovers to the Plan from Colonial's 401(k) plan including participant loans were made during April 1996.


                                                                                         SUPPLEMENTAL SCHEDULE 1


                             BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT
                             -----------------------------------------------------

                          LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                             AT SEPTEMBER 29, 1997
----------------------------------------------------------------------------------------------------------------

                                                      DESCRIPTION OF                 FAIR
IDENTITY OF ISSUE                                       INVESTMENT                  VALUE                  COST

----------------------------------------------------------------------------------------------------------------

FIDELITY MAGELLAN FUND                                   Schedule             $  51,755,416       $  39,795,616

GEORGE PUTNAM FUND CLASS A                               Schedule                15,416,700          12,337,488

COMPANY STOCK FUND                                       Schedule                27,237,361          14,023,329

MERRILL LYNCH GLOBAL ALLOCATION FUND A                   Schedule                 7,146,207           6,402,150

MERRILL LYNCH EQUITY INDEX TRUST 1                       Schedule                10,709,602           8,168,664

MERRILL LYNCH CAPITAL FUND A                             Schedule                 6,564,033           5,701,161

MERRILL LYNCH CORPORATE BOND FUND
  INVESTMENT GRADE A                                     Schedule                 3,141,531           3,101,482

MERRILL LYNCH RETIREMENT PRESERVATION TRUST              Schedule                60,326,647          59,643,799

MERRILL LYNCH GROWTH FUND A                              Schedule                 1,755,018           1,567,644

TEMPLETON FOREIGN FUND CLASS 1                           Schedule                   767,411             737,457

AIM CONSTELLATION FUND A                                 Schedule                   994,710             927,253

PARTICIPANT LOANS                                        Schedule                10,695,970          10,695,970
                                                                              --------------     ---------------

                 TOTAL INVESTMENTS                                             $196,510,606        $163,102,013
                                                                              ==============     ===============




                                                       16

                                                                                SUPPLEMENTAL SCHEDULE 1 (DETAIL)


                             BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT
                             -----------------------------------------------------

                      DETAIL - LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                             AT SEPTEMBER 29, 1997
----------------------------------------------------------------------------------------------------------------

                                                                                  FAIR
     SHARES                             DESCRIPTION                               VALUE               COST

----------------------------------------------------------------------------------------------------------------



      516,315          FIDELITY MAGELLAN FUND                                 $  51,755,416       $  39,795,616
                       ----------------------                                 ==============     ===============



      810,978          GEORGE PUTNAM FUND CLASS A                             $  15,416,700       $  12,337,488
                       --------------------------                             ==============     ===============


                       COMPANY STOCK FUND
                       ------------------

                       BERGEN BRUNSWIG CORPORATION
      670,458          CLASS A COMMON STOCK                                   $  27,237,361       $  14,023,329
                                                                              ==============     ===============


      441,669          MERRILL LYNCH GLOBAL ALLOCATION FUND CLASS A           $    7,146,207     $    6,402,150
                       --------------------------------------------           ==============     ===============


      167,319          MERRILL LYNCH EQUITY INDEX TRUST 1                     $  10,709,602      $    8,168,664
                       ----------------------------------                     ==============     ===============


      184,954          MERRILL LYNCH CAPITAL FUND CLASS A                     $    6,564,033     $    5,701,161
                       ----------------------------------                     ==============     ===============



                                                             17

                                                                     SUPPLEMENTAL SCHEDULE 1 (DETAIL), CONTINUED


                             BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT
                             -----------------------------------------------------

                      DETAIL - LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                             AT SEPTEMBER 29, 1997

----------------------------------------------------------------------------------------------------------------

                                                                                  FAIR
     SHARES                             DESCRIPTION                               VALUE               COST

----------------------------------------------------------------------------------------------------------------
                       MERRILL LYNCH CORPORATE BOND FUND
                       ---------------------------------
      275,331            INVESTMENT GRADE CLASS A                             $    3,141,531     $    3,101,482
                         ------------------------                             ==============     ===============


   60,472,675          MERRILL LYNCH RETIREMENT PRESERVATION TRUST            $  60,326,647       $  59,643,799
                       -------------------------------------------            ==============     ===============


       52,233          MERRILL LYNCH GROWTH FUND A                            $    1,755,018     $    1,567,644
                       ---------------------------                            ==============     ===============


       63,898          TEMPLETON FOREGIN FUND CLASS 1                         $      767,411     $      737,457
                       ------------------------------                         ==============     ===============


       31,749          AIM CONSTELLATION FUND A                               $      994,710     $      927,253
                       ------------------------                               ==============     ===============



                       PARTICIPANT LOANS
                       -----------------
                       PROMISSORY NOTES WITH VARIOUS DUE DATES
                       AND INTEREST RATES FROM 6.00% TO 12.00%:               $  10,695,970       $  10,695,970
                                                                              ==============     ===============






                                                      18

                                                                                         SUPPLEMENTAL SCHEDULE 2



                                    BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT
                                    -----------------------------------------------------

                                        LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                                  FOR THE PERIOD FROM JANUARY 1, 1997 TO SEPTEMBER 29, 1997

----------------------------------------------------------------------------------------------------------------


     IDENTITY OF ISSUE                  TRADE TYPE          NO. OF TRADES         AMOUNT              GAIN

----------------------------------------------------------------------------------------------------------------





FIDELITY MAGELLAN FUND                   Purchases               617          $   9,262,352
                                         Sales                   565             10,975,740         $1,324,070




COMPANY STOCK FUND                      Purchases               391              7,701,861
                                        Sales                   184              6,919,508          2,087,726




MERRILL LYNCH RETIREMENT                Purchases               773             16,275,119
  PRESERVATION TRUST                    Sales                   582             16,513,713                  -









                                                      19

                                    SIGNATURE
                                    ---------



         Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Strategy Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.





                                        BERGEN BRUNSWIG PRE-TAX
                                        INVESTMENT RETIREMENT ACCOUNT



                                        by /s/      Neil F. Dimick
                                           -----------------------------------
                                                    Neil F. Dimick
                                                    Executive Vice President,
                                                    Chief Financial Officer,
                                                    Bergen Brunswig Corporation




March 19, 1998

                                                                     Exhibit 23











INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in Registration Statement No. 33-32465 of Bergen Brunswig Corporation on Form S-8 of our report dated March 19, 1998, appearing in this Annual Report on Form 11-K of Bergen Brunswig Pre-Tax Investment Retirement Account for the period from January 1, 1997 to September 29, 1997.




/s/ Deloitte & Touche LLP
Costa Mesa, California
March 25, 1998